ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1           Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for the nine months ended September 30, 2008 and the audited consolidated financial statements for the year ended December 31, 2007, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

All dollar amounts herein are expressed in Canadian Dollars unless otherwise stated.

This MD&A is prepared as of November 13, 2008.

This discussion includes certain statements that may be deemed “forward looking statements”. All statements in this MD&A, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Lebowa Transaction will complete; Lebowa will continue to achieve production levels similar to previous years; Anooraq will be able to secure future debt and equity financing for implementation of the Lebowa Transaction; and the Ga-Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. Investors should refer to our Annual Report of Form 20-F available at http://www.sec.gov/edgar.shtml

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to our Annual Report of Form 20-F available at http://www.sec.gov/edgar.shtml

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Note to Investors Concerning Technical Review of Lebowa Platinum Mines

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the technical review of Lebowa Platinum Mines. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. For US mining standards, a full feasibility study would be required, which would require more detailed studies. Additionally all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity, and fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper and nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical review at times during the past ten years, and for extended periods of time. The projects will require major financing, probably through a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The economics are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.2           Overview

Anooraq is engaged in the exploration and development of platinum group metals ("PGM") prospects in the Bushveld Complex of the Republic of South Africa. The Bushveld is a geological complex which hosts numerous PGM mines and prospects mainly within the UG2 Reef, the Merensky Reef and the Platreef horizon.

Anooraq, through its wholly owned South African subsidiary Plateau Resources (Pty) Limited (“Plateau”), holds interests in several PGM projects, including the advanced stage Ga-Phasha PGM Project (“Ga-Phasha Project”) and the advanced stage Boikgantsho PGM Project (“Boikgantsho Project”), and the early stage Kwanda PGM project (“Kwanda Project”). All of these projects are currently 50/50 joint ventures with Anglo Platinum Limited (“Anglo Platinum”).

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

In September 2007, Anooraq announced a transaction with Anglo Platinum that would transform the Company into a significant PGM producer with a substantial resource base. Anooraq and Anglo Platinum agreed that Anooraq would purchase a controlling interest of 51% in Lebowa Platinum Mines (“Lebowa”), an operating PGM mine, and increase its interests to 51% in the Ga-Phasha, Boikgantsho and Kwanda Projects (collectively "the Lebowa Transaction"). The companies signed definitive agreements for the Lebowa Transaction in late March 2008.

As part of its due diligence for the Lebowa Transaction, Anooraq engaged international mining industry consultants to conduct a technical review of Lebowa. Since announcing the results of the Technical Review and definitive agreement earlier in the year, the Company has focused on fulfilling the conditions precedent to the Lebowa Transaction, including taking steps to obtain all necessary shareholder and regulatory approvals, as well as to complete the financings necessary to complete the Lebowa Transaction.

Detailed terms of the Lebowa Transaction were announced on April 14, 2008. As set out in that announcement, a component of the Lebowa Transaction, which informed commercial terms, surrounded the development and financing of the Middelpunt Hill UG2 expansion project (“MPH project”) at Lebowa. It was announced that the MPH project would be developed by Anooraq and Anglo Platinum as part of the then current mine plan and capital development program for Lebowa, which had been approved by Anglo Platinum in May 2007.

During the period July to October 2008, global economic conditions deteriorated significantly, contributing to a material decline in platinum group metal prices and resulting in constrained debt and equity capital markets.

On October 23, 2008, Anglo Platinum announced that it was reviewing the costing and scheduling of all its capital projects, including the MPH project, in light of current metal price levels and uncertainty in global markets. Anooraq is participating in the review of the MPH project costing and scheduling. Furthermore, Anglo Platinum and Anooraq have agreed to review the current Anglo Platinum approved mine plan and capital program at Lebowa. As a result of these developments, Anglo American plc, Anglo Platinum, Anooraq and Pelawan Investments (Pty) Ltd (“the parties”) are currently in advanced stage discussions surrounding the Lebowa Transaction, as well as its associated financing strategy, and will provide a detailed Lebowa Transaction update to the market as soon as possible after such discussions have been concluded.

The parties remain committed to concluding the Lebowa Transaction as soon as possible. However, as a result of the review process, the Lebowa Transaction will not close on November 30, 2008, as originally anticipated. The parties remain confident that the Lebowa Transaction will close during the first quarter of 2009.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

During the three month period ended September 30, 2008 and subsequent to the end of the third quarter 2008, the deterioration of global economic conditions has resulted in a significant weakening of PGM prices and high volatility in exchange traded commodity prices. The deterioration in credit market conditions has also increased the cost of obtaining capital and limited the availability of funds. In these conditions, it is difficult to forecast metal prices and future demand for PGM that will be produced by the Company following completion of the Lebowa Transaction.

Accordingly, management is actively monitoring the effects of the current economic and credit conditions on the Company’s business and reviewing all discretionary spending, projects, and operating costs and implementing appropriate cash management and preservation strategies.

Furthermore, to ensure the Company has sufficient working capital, the Company reached an agreement with Anglo Platinum in November 2008 whereby Anglo Platinum will amend the existing term loan facility by advancing an additional amount of ZAR 30 million to Anooraq, repayable on implementation and closing of the Lebowa Transaction. Interest payments on the term loan have also been deferred until April 2009.

In other corporate developments, a number of key appointments have been made during the nine months ended September 30, 2008:

  Philip Kotze was appointed President and CEO, and a director of Anooraq;

  Iemrahn Hassen, Chief Financial Officer, was appointed a director of the Company;

  Tumelo Motsisi, Director, became Deputy Chairman of the Board of Directors; and

  Bava Reddy was appointed Head of Exploration and Mineral Strategy for the Company.

In addition the following Independent Non-executive directors were appointed to the Board during the nine months ended September 30, 2008 and thereafter prior to the date this MD&A;

  Ms Anu Dhir was appointed to the Board and to the Audit Committee. Ms. Dhir holds a BA from the University of Toronto and a JD from Quinnipiac University in Hamden, Connecticut. Ms. Dhir has extensive experience in international business, operations and legal affairs in private equity and publicly-held companies in the mining, oil and gas, and technology sectors and is currently the Vice President, Corporate Development of Katanga Mining Limited. She has also assisted in financing and leading private companies into public markets, and will bring additional depth and experience to the Board.

  Ms Fikile de Buck was appointed to the Board and to the Audit Committee. Ms. De Buck is a Fellow of the Association of Chartered Certified Accountants FCCA (UK) and has extensive experience in business operations and financial affairs with companies in the mining sector. Ms. De Buck is currently a non-executive director of Harmony Gold Mining Company Ltd (“Harmony”) and is a member of various board committees of Harmony including the Audit Committee. She has also served in various positions at the Council for Medical Schemes in South Africa and will bring additional depth and experience to the Board.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.1           Lebowa Transaction

In September 2007, Anooraq entered into a transaction framework agreement with Anglo Platinum whereby Anooraq would purchase an effective 51% interest in Lebowa and increase its interest in the Ga-Phasha Project from 50% to 51%. The parties also announced that they had reached an agreement in principle for Anooraq to increase its interest in the Boikgantsho and Kwanda Projects from 50% to 51%.

On March 28, 2008, Anooraq, through Plateau, entered into definitive acquisition agreements (the “Acquisition Agreements”) with Anglo Platinum and certain of its wholly-owned subsidiaries (collectively, “Anglo Platinum”) in respect of the Lebowa Transaction to acquire an effective 51% of Lebowa and an additional 1% of the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project for an aggregate cash consideration of ZAR 3.6 billion.

Pursuant to the terms of the Acquisition Agreements, Anooraq will acquire 51% of the shares in, and claims on shareholders loan account against, Richtrau No. 179 (Proprietary) Limited, a private company incorporated under the laws of South Africa, which will be renamed Bokoni Platinum Holdings (Proprietary) Limited following completion of the Lebowa Transaction and which is the holding company (“Holdco”) through which Anooraq and Anglo Platinum will hold their interests in Lebowa. The joint venture agreements in respect of the Ga-Phasha Project, Boikgantsho Project and Kwanda Project will be terminated and these projects will be transferred into separate companies, established as wholly-owned subsidiaries of Holdco. Anglo Platinum has given Anooraq appropriate sale warranties in relation to the Lebowa Transaction.

Closing of the Lebowa Transaction is conditional upon satisfaction (or waiver) of various conditions, including:

1.	the completion by all parties of their respective due diligence reviews and satisfaction with the results thereof (the due diligence was satisfactorily completed in April 2008);

2.	the approval of the South African Competition Authorities which approval was obtained on August 13, 2008;

3.	the consent of the United Kingdom Treasury for Anglo Platinum to undertake the transaction;

4.	Anooraq and Plateau obtaining sufficient debt and equity financing to fund the Lebowa Transaction purchase price;

5.	the approval of the shareholders of Anooraq of the Lebowa Transaction and related transactions;

6.

approval of the Lebowa Transaction and of certain transfers of mineral title relating to the Ga-Phasha, Boikgantsho and Kwanda Projects by the South African Department of Minerals and Energy (“DME”); and

7.

other regulatory approvals including, where necessary, the Exchange Control department of South African Reserve Bank, the JSE Limited, the TSX Venture Exchange (“TSX-V”) and the American Stock Exchange.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Lebowa Transaction update

Detailed terms of the Lebowa Transaction were announced on April 14, 2008. As set out in that announcement, a component of the Lebowa Transaction, which informed commercial terms, was the development and financing of the Middelpunt Hill UG2 expansion project (“MPH project”) at Lebowa. It was announced that the MPH project would be developed by Anooraq and Anglo Platinum as part of the then current mine plan and capital development program for Lebowa, which had been approved by Anglo Platinum in May 2007. Anglo Platinum had agreed to finance the development of the MPH project in full.

During the period July 2008 to October 2008, global economic conditions deteriorated significantly, contributing to a material decline in platinum group metal prices and resulting in constrained debt and equity capital markets.

On October 23, 2008, Anglo Platinum announced that it was reviewing the costing and scheduling of all its capital projects, including the MPH project, in light of current metal price levels and uncertainty in global markets. Anooraq is participating in the review of the MPH project costing and scheduling. Furthermore, Anglo Platinum and Anooraq have agreed to review the current Anglo Platinum approved mine plan and capital program for Lebowa.

As a result of these developments, Anglo American plc, Anglo Platinum, Anooraq and Pelawan Investments (Pty) Ltd (“the parties”) are currently in advanced stage discussions surrounding the Lebowa Transaction, as well as its associated financing strategy, and will provide a detailed Lebowa Transaction update to the market as soon as possible after such discussions have been concluded.

The parties remain committed to concluding the Lebowa Transaction as soon as practically possible. However, as a result of the review process referred to above, the Lebowa Transaction will not close by November 30, 2008, as originally anticipated. The parties are confident that the Lebowa Transaction will close during the first quarter of 2009.

Lebowa Transaction Funding

As announced on April 14, 2008, Anooraq intended to fund the purchase price for the Lebowa Transaction through a combination of debt and equity financing. On October 2, 2008, the Company announced that it will not be effecting a general public offering of new Anooraq shares.

The conditional exercise of 167,000,000 common share purchase warrants (the “Warrants”) by Pelawan in December 2007, for aggregate proceeds of $225 million (approximately ZAR 1.6 billion), may provide a portion of the funds required by Anooraq for this purpose. In connection with the exercise of the Warrants, Anooraq entered into an amending agreement (the “Amending Agreement”) with the Pelawan Trust to amend the exercise procedure of the Warrants to allow Pelawan to finance the exercise of the Warrants by way of a bridge loan from Rand Merchant Bank (“RMB”). Pursuant to the Amending Agreement, the Pelawan Trust exercised the Warrants by depositing an escrowed amount equal to the aggregate exercise price for the Warrants ($225 million or ZAR 1.6 billion) into an interest bearing account with RMB, to be released pursuant to a deposit account agreement (the “Deposit Agreement”) between RMB, Pelawan and Anooraq upon the satisfaction of certain release conditions. The Common Shares underlying the Warrants

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

will be issued to the Pelawan Trust upon receipt by the Company of the exercise price per Common Share, plus the interest accrued thereon up to the date of release. In the event that the release conditions are not satisfied and Anooraq does not receive the exercise proceeds of the Warrants by December 31, 2008, the Warrants will lapse unexercised and Anooraq will not be required to issue 167 million Anooraq Common Shares to Pelawan.

On May 20, 2008, Anooraq announced that it had entered into a credit approved term sheet with Standard Chartered Bank (“SCB”) for sole underwritten debt financing of up to ZAR 1.7 billion for the purpose of funding a portion of the Lebowa Transaction purchase price. Completion of this debt financing facility is subject to the satisfaction of certain conditions precedent and final documentation.

Anooraq’s mandate with SCB for the sole underwriting of acquisition debt finance, which expires on November 30, 2008, is currently under review and may be extended to coincide with the closing of the Lebowa Transaction. The Company, together with SCB, is currently assessing the most appropriate amount of acquisition debt finance for Anooraq, having regard to current market conditions and the results of the Lebowa Transaction review process.

Other Commercial Terms of the Lebowa Transaction

Anglo Platinum has agreed to provide Anooraq with an interest bearing standby loan facility. This facility enables Anooraq to utilize up to 80% of all cash flows generated from the Lebowa operations should this be required to support external acquisition senior debt finance secured by Anooraq for the purposes of the Lebowa Transaction.

Pursuant to the Acquisition Agreements, Anglo Platinum and Anooraq agreed to various financing arrangements between them to implement the Anglo Platinum approved long term growth plan at Lebowa, as follows:

(i)	Anglo Platinum would incur for its own account the first ZAR 200 million required for development of the Middlepunt Hill UG2 decline expansion project; and

(ii)

Anglo Platinum would provide Lebowa with a project finance facility of ZAR 1.6 billion, representing the balance of the capital budget estimate for implementation of the Middlepunt Hill UG2 decline expansion project (“The MPH Facility”). The MPH facility has an eight year term with a capital repayment holiday of one year, will bear interest at a preferential interest rate and is subordinated in priority of repayment against certain other funding instruments within the Lebowa transaction.

The MPH project scheduling and the MPH facility are currently under review in terms of the review process being undertaken by Anglo Platinum and Anooraq at Lebowa.

Lebowa has entered into a five year concentrate off-take agreement with Anglo Platinum for the sale of Lebowa concentrates at competitive market rates, renewable at Lebowa’s election for a further five years. Anglo Platinum has extended options to Anooraq to acquire an ownership interest in Anglo Platinum’s Polokwane Smelter, which ownership interest will be relative to Anooraq’s group concentrate feed into the Polokwane Smelter from time to time and subject to certain conditions precedent.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Management and Control of Lebowa and Holdco

Anooraq and Anglo Platinum have entered into a shareholders’ agreement to govern the management of Holdco. Pursuant to this shareholders’ agreement, Anooraq has the ability to appoint the majority of the directors to the board of Holdco and all of its subsidiaries. Anglo Platinum will participate in key management decisions through especially established committees.

Anooraq has given certain undertakings to Anglo Platinum in relation to the maintenance of its status as a company controlled by Historically Disadvantaged Persons (“HDP”), as envisaged in the South African Mineral and Petroleum Resources Development Act (“MPRDA”) and the Mining Charter. The effect of these undertakings is that HDP must maintain “effective” or “the equivalent” beneficial ownership of at least 26% in the assets of Holdco until the repayment of at least 60% of the MPH Facility (approximately six years) (“Initial Term”). These undertakings include that Pelawan; the HDP controlling shareholder of Anooraq will not allow either its own level of HDP shareholding or its shareholding in Anooraq to fall below 51% HDP beneficial ownership interest. If these shareholding levels should be breached, and Anooraq fails to exercise its rights to remedy such a breach, Anooraq may be required to dispose of its shares in Holdco to another HDP. It is important from Anglo Platinum’s perspective that the Anooraq group retain its current HDP control status and that Anooraq retains control of Holdco. Should there be a change of such control then Anglo Platinum may require Anooraq to acquire its shares in Holdco at a market-related price. In addition, should Anooraq wish to sell its entire interest in Holdco to a third party then Anglo Platinum have a tag along right relating to such sale. The parties have also granted each other reciprocal rights of first refusal relating to a proposed sale of their interests in Holdco.

In order to ensure a successful transition at Lebowa, Anglo American plc has agreed to provide certain essential services to Lebowa at a cost which is no greater than the costs charged to another Anglo American plc Group company for the same or similar services, for an initial period of one year.

Ongoing Funding

The board of Holdco, which will be controlled by Anooraq, has the right to call for funding either by way of shareholder loan or equity. If a shareholder should default on a cash call, the other shareholder may increase its equity interest in Holdco by funding the entire cash call, provided that during the Initial Term, Anooraq’s shareholding in Holdco cannot be diluted for default in respect of equity contributions.

Lebowa Employees and Communities

Anooraq and Anglo Platinum, at the time of announcing the Lebowa Transaction, agreed to establish:

i.	the Bokoni Platinum Mine Employee Share Ownership Plan ("ESOP") Trust (the share ownership trust established for the benefit of employees of Lebowa) to

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

which Anglo Platinum will contribute an amount of approximately ZAR 101 million ; and

ii.

The Anooraq Community Participation Trust (the “Community Trust”) established for the benefit of the communities interested in or affected by Anooraq’s operations, to which Anglo Platinum will contribute an amount of approximately ZAR 84 million.

The final amount of funding to be contributed to the Share Ownership Trusts will vary from time to time according to relative movements in the Anooraq and Anglo Platinum share prices.

The purpose of these Share Ownership Trusts is to provide the employees of New Opco and the members of the communities affected by Anooraq’s operations, respectively, with the opportunity to participate in, and benefit from, Anooraq’s success.

Anglo Platinum will contribute an amount of approximately ZAR 101 million to the ESOP Trust to facilitate its establishment, and approximately ZAR 66.6 million of this amount will be utilized by the ESOP Trust to subscribe for Common Shares. The balance of Anglo Platinum’s contribution will be used to pay benefits to New Opco employees for the seven years following contribution.

Anglo Platinum will contribute approximately ZAR 104 million to the Community Trust, of which ZAR 84 million will be used to subscribe for Common Shares and Common Share purchase warrants with an exercise value of ZAR 108 million. The terms of such Common Share purchase warrants will be determined by agreement between the parties to the Community Trust.

As a result of the subscription by the Share Ownership Trusts, Anooraq will receive proceeds of approximately ZAR 150 million.

The Share Ownership Trusts will subscribe for the Common Shares (and Common Share purchase warrants in the case of the Anooraq Community Participation Trust), at a subscription price equal to the market price of the Common Shares, being the closing price of the Common Shares on the TSX-V on the day prior to the announcement or reservation of the subscription price, less any allowable discount, determined in accordance with the applicable TSX-V policies.

The Share Ownership Trusts will hold the Common Shares, and Common Share purchase warrants in the case of the Community Trust, along with other investments, for the purpose of making distributions to their beneficiaries in accordance with their governing trust deed. The issuance to or purchase by the Share Ownership Trusts of Common Shares, and Common Share purchase warrants in the case of the Community Trust, is subject to regulatory approvals.

Lebowa Technical Information

Lebowa is an operating mine located on the north-eastern limb of the Bushveld Complex, to the north of and adjacent to the Ga-Phasha Project. The Lebowa property consists of seven mining licenses covering an area of 15,459.78 hectares. In April 2008, the DME granted conversion of the “old order” mining rights related to Lebowa to “new order” mining rights.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Lebowa consists of a vertical shaft and a decline shaft system to access the underground development on the Merensky Reef and UG2 Reef, as well as two concentrator plants. Approximate monthly production from the Merensky Reef is 85,000 tonnes per month (“tpm”) and from the UG2 Reef is 45,000 tpm. According to the Anglo Platinum 2007 Annual Report, production at Lebowa in 2007 was approximately 187,700 refined ounces of platinum, palladium, rhodium and gold (“4E”) from 1.33 Million tonnes (“Mt”) of ore milled.

Technical studies conducted by Anglo Platinum indicate that Lebowa’s value is maximized at a mining rate of 375,000 tpm, comprising steady state Merensky Reef production at 120,000 tpm and steady state UG2 Reef production of 255,000 tpm. Anglo Platinum has approved a long term growth plan for Lebowa, which includes various replacement and expansion projects to increase production to approximately 375,000 tpm, comprising steady state Merensky Reef production at 120,000 tpm and steady state UG2 Reef production of 255,000 tpm.

The initial plan was for existing mining operations at Lebowa increasing in two stages:

  Stage 1 (2008-2013) comprises an expansion of Merensky Reef and UG2 Reef ore production to 245,000 tpm, with Merensky Reef production being increased to 120,000 tpm, initially from the Brakfontein Merensky Reef decline shaft system, and UG2 Reef production being increased to 125,000 tpm, initially from the Middelpunt Hill UG2 Reef decline shaft system.
  Stage 2 (2016 onwards) sees the further expansion of UG2 Reef production to 255,000 tpm with Merensky Reef production remaining at 120,000 tpm.

Both the Stage 1 and Stage 2 expansions at Lebowa will access the Merensky Reef and UG2 Reef from near surface to approximately 650 meters below surface. Anooraq considers this an advantage, as there will be no need for refrigeration at depths above 650 meters below surface, resulting in a lower power requirement for the Lebowa mine than would be required for operations and projects accessing the reef at deeper levels.

Anooraq engaged international mining industry consultants to conduct a technical review of the Lebowa mine. The Mineral Resources and Mineral Reserves have been reviewed by Snowden Mining Industry Consultants. A technical report by independent qualified persons D.B. Gray, Pr.Sci.Nat., and B.C. Rip, Pr.Eng., FSAIMM, dated April 2008, has been filed on www.sedar.com. The following estimates of mineral resources and reserves were confirmed for the Lebowa mineral properties:

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

LEBOWA MINERAL RESERVES & RESOURCES DECEMBER 2007
CATEGORY	TONNAGE (Mt)	4E (g/t)	CONTAINED 4E (Moz)	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)
MERENSKY MINERAL RESERVES
Proven	23.1	4.25	3.20	2.62	1.20	0.15	0.28
Probable	5.4	4.06	0.70	2.50	1.12	0.16	0.28
Proven & Probable	28.5	4.22	3.90	2.59	1.19	0.16	0.28
UG2 MINERAL RESERVES
Proven	34.1	5.29	5.80	2.18	2.57	0.44	0.10
Probable	9.4	5.04	1.50	2.11	2.39	0.44	0.09
Proven & Probable	43.5	5.23	7.30	2.17	2.53	0.44	0.10
MERENSKY MINERAL RESOURCES
Measured	25.0	5.68	4.57	3.65	1.51	0.21	0.30
Indicated	27.4	5.51	4.86	3.46	1.52	0.20	0.33
Measured & Indicated	52.4	5.61	9.43	3.55	1.52	0.20	0.32
Inferred	103.2	5.30	17.58	3.34	1.45	0.20	0.31
UG2 MINERAL RESOURCES
Measured	107.6	6.60	22.84	2.70	3.23	0.55	0.12
Indicated	71.3	6.56	15.32	2.70	3.20	0.53	0.13
Measured & Indicated	178.9	6.58	38.16	2.70	3.22	0.54	0.12
Inferred	145.0	6.61	30.82	2.72	3.23	0.53	0.13

The Mineral Reserves and Mineral Resources stated are for 100% of Lebowa. Anooraq’s interest will be 51% of the above once the Lebowa Transaction is completed. Mineral Resources are exclusive of Mineral Reserves.
Mineral Resources that are not Mineral Reserves have potential economic viability but have not yet been demonstrated by an approved mining plan. Measured and Indicated Mineral Resources are generally located within 650 meters depth from surface. Inferred Mineral Resources are generally located beyond 650 meters depth.
4E = Pt+Pd+Rh+Au
For Mineral Reserves, the Merensky pay limit (break even) varies between 1.3 and 4.8 g/t 4E and the UG2 pay limit (break even) varies between 1.3 and 4.4 g/t 4E across all operations of Anglo Platinum. Cut-off grades of 2.4 to 3.5 g/t 4E depending on reef characteristics are applied to Merensky Mineral Resource statements. A cut-off grade of 1.8 g/t 4E is applied to UG2 Mineral Resource statements.
Contained metal for reserves has recoveries applied. No recoveries are applied for contained metal for resources.

To determine the longer potential of the mine, an economic analysis has also been done as part of the technical review using South African Rand as the currency and analyst consensus estimates of metal prices and exchange rates to 2012. Long term average US dollar metal prices are: Pt-$1273/oz, Pd-$332/oz, Rh-$3669/oz, Au-$741/oz, Ni-$8.64/lb and Cu-$1.67/lb.

The capital and operating costs stated are estimated to a 90% level of accuracy for projects approved by Anglo Platinum, i.e. the mineral reserves above. Certain Indicated and Measured Mineral Resources (51.9 Million tonnes grading at 4.49 4E g/t), which have been demonstrated to have economic viability through prefeasibility studies but do not yet have a mine plan approved by Anglo Platinum, were also included to determine the longer term potential of the mine.

The table shows the after tax and royalty results of the technical review in real terms for the life of mine for 100% of Lebowa. Anooraq’s interest after completion of the Lebowa Transaction will be 51%.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

TECHNICAL REVIEW OF LEBOWA
APRIL 2008
Life of Mine		34 years
Life of Mine Tonnes Treated		124 Million tonnes
4E Grade		4.49 g/t
4E		17.9 Moz
Pt		8.5 Moz
Pd		7.7 Moz
Rh		1.2 Moz
Au		0.5 Moz
ZAR/USD exchange rate		8.09

4E Basket Price ZAR/kg		272,144
Operating Cost ZAR/ 4E kg		85,512
Operating Cost ZAR/Tonne		384
4E Basket Price USD/ oz		1,048
Operating Cost USD/ 4E oz		329

	ZAR Millions	CAD Millions
Gross Revenue	143,414	18,698
Total Capital Cost	11,029	1,438
Expansion & Replacement	7,659	999
Stay in Business	3,370	439
Operating cost	47,609	6,207
Gross Profit	95,806	12,491
Free Cash Flow	54,822	7,148
Net Present Value (at 5.0% discount rate)	23.747	3,096
Net Present Value (at 7.5% discount rate)	16,888	2,202
Net Present Value (at 10% discount rate)	12,553	1,637

CAD values converted at an exchange rate of 7.67 as at 12 April 2008.
Stay in Business capital is the sustaining capital.
Basket price is total metal value per refined 4E kilogram and takes into account different ratios of the metals for Lebowa.

The original MPH project development schedule and the MPH capex facility had been determined on a basis which sought to accelerate the UG2 production growth profile at Lebowa in the short term, as opposed to implementing a UG2 production growth profile at Lebowa on a more incremental basis.

On October 23, 2008, Anglo Platinum announced that it was reviewing the costing and scheduling of all its capital projects, including the MPH project, in light of current metal price levels and uncertainty in global markets. Anooraq is participating in the review of the MPH project costing and scheduling. Furthermore, Anglo Platinum and Anooraq have agreed to review the current Anglo Platinum approved mine plan and capital program at Lebowa, with a view to optimizing cash flow generation from the operations in the short to medium term.

A key element of the ongoing review process is to ensure that the revised mine plan and capital scheduling at Lebowa, as well as the associated Transaction financing strategy, are implemented

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

on a sustainable basis which ensures that the original Lebowa Transaction objectives of Anooraq and Anglo Platinum are achieved.

1.2.2        Ga-Phasha JV Project

Anooraq currently owns 50% interest in the Ga-Phasha Project, which was acquired by way of a reverse takeover transaction (“RTO”) with Pelawan Investments (Pty) Ltd (“Pelawan”) in 2004.) The Ga-Phasha JV Project property consists of four farms, covering an area of approximately 9,700 hectares, held by Ga-Phasha Platinum Mine (Proprietary) Limited ("GPM"), a private South African corporation owned 50% by Anglo Platinum through its wholly owned subsidiary Rustenburg Platinum Mines Limited (“Rustenburg”) and 50% by Anooraq through its wholly owned South African subsidiary, Plateau. Anglo Platinum is the operator.

Anooraq-Pelawan Agreement

In January 2004, the Company entered into an agreement with Pelawan, a private South African Black Economic Empowerment (“BEE”) company, pursuant to which the Company and Pelawan would combine their respective PGM assets, comprising Anooraq's Northern limb prospects and Pelawan's 50% participation interest in the Ga-Phasha Project. The transaction between Anooraq and Pelawan was completed on September 29, 2004.

Pursuant to the terms of the agreement between Anooraq and Pelawan, Anooraq acquired Pelawan's 50% shareholding in GPM and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million common shares of the Company (the "Consideration Shares") and cash payments totaling ZAR 15,652,744 ($3,055,416). Approximately 83 million Consideration Shares are being held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project at which time they will be released.

The 50/50 joint venture between Plateau and Rustenburg is governed by, among other things, a shareholders agreement relating to GPM dated September 22, 2004. On implementation of the Lebowa Transaction the existing joint venture agreement in respect of the Ga-Phasha Project will be terminated, save for certain terms which will survive surrounding concentrate off take terms and associated smelter options, and this project will be transferred into a separate company, established as wholly-owned subsidiaries of Holdco. Anooraq will hold an effective 51% control interest in GPM.

On March 28, 2005, Pelawan sold 7.9 million of the Anooraq shares it was permitted to sell under the agreement to strategic stakeholders in Anooraq and the proceeds from such sales were remitted to Pelawan shareholders through the Pelawan Trust. The proceeds received by the Pelawan Trust from the sale of certain shares held by the Pelawan Trust were distributed to Pelawan’s shareholder base, comprising 15 broad-based BEE entities, including women investment groups, cultural trusts and Polokwane-based groups within those areas where Anooraq’s proposed mining activities are situated.

The share exchange agreement which gave effect to the combination provided that if any financings in relation to the Ga-Phasha Project and the Drenthe-Overysel (subsequently renamed

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

"Boikgantsho") Project took place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with such financings caused Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq would issue additional common shares to Pelawan in order to maintain that minimum. Such 52% minimum shareholding allowed for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. Originally, the Finalization Date was September 30, 2005, but it was subsequently extended by agreement in November 2005 between Anooraq and Pelawan to the earlier of:-

a)	the first date at which both the Drenthe-Overysel financing and the Ga-Phasha financings shall, in fact, have occurred;

b)

any date which is within a 60-day period following an announcement by Anooraq of a further material transaction, being a transaction having a transaction value that exceeds 30% of Anooraq's market capitalisation at the time of such announcement; and

c)	December 31, 2006.

The share exchange agreement further provided that, to the extent that no such dilutive financings had taken place by the Finalization Date, certain dilutive financings were deemed to have occurred by that date. The purpose was to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Ga-Phasha and Boikgantsho Projects and to safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares are required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the share exchange agreement provided that the quantum of such deemed financings would equal: (a) 30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Ga-Phasha and Boikgantsho Projects, less cash on hand, or (b) to the extent that such bankable feasibility studies had not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Boikgantsho Project, less cash on hand (the “Deemed Dilutive Financings”). Following the Finalization Date, Anooraq has the right but not the obligation to issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

As neither additional financings nor bankable feasibility studies for the Projects had been completed by Anooraq as at the Finalization Date, in the absence of an amending agreement between the parties, a dilutive financing totaling $98.4 million and share issuances (based on the share price at the date of the deemed dilutive financing) would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company.

In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing contemplated in the 2004 share exchange agreement. Under the terms of the Settlement Agreement:

(i)	Anooraq issued 36 million common shares (“Adjustment Consideration Shares”) to Pelawan as consideration for the settlement (completed in September 2007).

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

(ii)

Anooraq issued to Pelawan share purchase warrants for the purchase of 167 million common shares in Anooraq (“BEE Warrants”). The BEE Warrants are exercisable until December 31, 2008. The BEE Warrants can be exercised at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98.4 million or is undertaken pursuant to a material transaction (a “Concurrent Financing”).

(iii)

From the date of issue (June 14, 2007) of the Adjustment Consideration Shares to Pelawan in (i) above or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to Pelawan pursuant thereto will be subject to a lock up arrangement and Pelawan will not be entitled to dispose of any of these shares, save for the exemption referred to in (iv) below and the payment of taxes. After the closing date of the Concurrent Financing, the disposal of such shares shall remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original RTO transaction (“the BEE Lock Up”), which is the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project.

(iv)

Anooraq granted Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan’s financing of the exercise of the BEE Warrants. In the event that Pelawan exercises any BEE Warrants, Pelawan shall, in its sole discretion, be entitled to dispose that number of common shares up to 25% (or such greater amount as is required to facilitate the financing of the exercise of the BEE Warrants) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal shall be applied by Pelawan to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.

(v)

On the occurrence of a Concurrent Financing, Pelawan shall be obliged to exercise the BEE Warrants to ensure that at a minimum Anooraq retains its status as a 52% controlled BEE company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum.

On December 20, 2007, the Company entered into an amending agreement (the “Amending Agreement”) with the Pelawan Trust to amend the exercise procedure of 167,000,000 share purchase warrants held by the Pelawan Trust (the “Warrants”), to allow Pelawan to finance the exercise of the BEE Warrants by way of a bridge loan (the “Bridge Loan Facility”) from Rand Merchant Bank (“RMB”). Pursuant to the Amending Agreement, the Pelawan Trust conditionally exercised the Warrants on December 20 2007, by depositing an escrowed amount equal to the aggregate exercise price for the Warrants ($225 million or ZAR 1.6 billion) into an interest bearing account (the “Deposit Account”) RMB, to be released pursuant to a deposit account agreement (the “Deposit

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Agreement”) between RMB, Pelawan and Anooraq upon the satisfaction of certain release conditions, as follows:

•

the provision of evidence to the satisfaction of RMB that all necessary regulatory approvals and amendments to Pelawan’s constitutional documents, in respect of the subscription of Anooraq shares and the issue thereof pursuant to the Pelawan Trust’s exercise of the BEE Warrants; and

the occurrence of the first of any of the following conditions:

•	Pelawan repaying in full the Bridge Loan Facility in full.

•

Pelawan placing a new cash deposit (in ZAR) in an amount equal to the funds to be released from the Deposit Account, and Pelawan granting to RMB its rights, title and interest in the cash deposit as security for the Bridge Loan Facility;

•

Pelawan securing an on demand guarantee for an amount equal to the funds to be released from the Deposit Account. The guarantee will be in favour of RMB guaranteeing the performance of Pelawan’s obligations under the Bridge Loan Facility and should be provided by a counterparty acceptable to RMB and approved by the Company; or

•

Anooraq shares are encumbered in favour of RMB. The ratio of the value of the shares to be encumbered to RMB, to the amount requested to be released from the Deposit Account will be determined by RMB. The share value is determined based on the share price of Anooraq on the TSX Venture Exchange on a 5 day volume weighted average traded price, commencing 5 days prior to the date upon which value is determined, converted from Canadian Dollars to ZAR at the foreign exchange closing rate on the last day of the 5 day period, and;

The common shares underlying the Warrants have been reserved for issue to Pelawan upon receipt by the Company of the exercise price per common share, plus the interest accrued thereon up to the date of release. Should the release conditions not be satisfied and there is no close, the Warrant exercise is void and Anooraq will not receive the proceeds of the exercise of the BEE Warrants nor the interest earned from the Deposit Account and the BEE Warrants will continue to exist until expiry in accordance with the terms of the Settlement Agreement.

The Anooraq share price has recently declined to below the Warrant exercise price of $1.35, thus Anooraq cannot be assured that the release conditions will be unconditionally satisfied on or before December 31, 2008.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Project Activities

The Ga-Phasha Project has PGM mineral resources outlined in the Merensky and UG2 reef deposits. Prior to the involvement of Anooraq, Anglo Platinum (and others) carried out extensive drilling as well as preliminary engineering and mine planning studies on the Ga-Phasha Project. This work has continued since Anooraq acquired its interest in 2004.

Anooraq and Anglo Platinum undertook a program review between April and October 2006. Several approaches were considered to optimize mining of the deposits at the Ga-Phasha Project. The review confirmed that the UG2 deposit would remain the primary focus for development, and the Merensky deposit warrants further study through additional drilling.

Engineering and other work directed toward completion of a pre-feasibility was initiated in late 2006. Since that time, studies on mining method and infrastructure have been underway. Socioeconomic and environmental studies have also been done.

Once the Lebowa Transaction is complete, the potential for synergies between the Ga-Phasha Project and Lebowa as well as other opportunities to maximize efficiencies will be assessed prior to completion of the pre-feasibility study.

1.2.3        Platreef Project, Northern Limb

Anooraq holds interests in mineral rights (or “farms”) over 37,000 hectares that make up the Boikgantsho and Kwanda JV Projects, and the Rietfontein and Central Block properties. Collectively, these properties are known as the Platreef Project.

1.2.3.1      Boikgantsho JV Project

Anooraq initially outlined a mineral resource in the Drenthe deposit on its Drenthe and Witrivier farms in 2000. In November 2003, Anooraq and Potgietersrust Platinum Limited (“PPL”), a wholly owned subsidiary of Anglo Platinum that has an open pit mine nearby, formed the Boikgantsho Joint Venture with Anooraq as the operator. From that time until late 2005, most of Anooraq’s work was focused on the Boikgantsho Project area.

Agreement

In November 2003, Anooraq, through its wholly-owned South African subsidiary, Plateau, entered into a joint venture agreement with PPL to explore and develop PGM, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm. Anooraq made its required expenditures by the end of 2004, and now has the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

Once a BFS has been completed, either or both of the partners in the Boikgantsho Project will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

joint venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to be diluted to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement with the Company at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a PGM smelter at Polokwane, which is approximately 80 kilometers east of the property.

On implementation of the Lebowa Transaction the existing joint venture agreement in respect of the Boikgantsho Project will be terminated and this project will be transferred into a separate company, established as wholly-owned subsidiaries of Holdco. Anooraq will hold an effective 51% control interest in the Boikgantsho Project. Anglo Platinum has also agreed to reimburse Anooraq in an amount of ZAR 28 million, comprising 49% of the total exploration expenditure incurred by Anooraq at the Boikgantsho Project to date.

Project Activities

The objective of the Boikgantsho Project is to explore and develop PGM deposits. Drilling in 2004 under the JV expanded the Drenthe deposit and resulted in the discovery of the Overysel North deposit.

In March 2005, Anooraq completed a preliminary economic assessment of a potential open pit development on the Drenthe and Overysel North deposits. The preliminary assessment indicates favorable financial results for an open pit and conventional mill operation. Further details are provided in a technical report filed at www.sedar.com. As the preliminary assessment is based, in part, on inferred resources that are geologically speculative, there is no certainty that the economic considerations or results will be realized.

Anooraq completed an additional 24,000 meters of drilling on the Drenthe deposit in 2005. The program tested the entire area within the provisional open pit design for the Drenthe deposit that was used for the March 2005 preliminary assessment. The program confirmed the continuity of the PGM mineralization within the Drenthe deposit. A pre-feasibility study was initiated in 2005 but work on the study has since been deferred as the Company focused on the Ga-Phasha Project and the Lebowa Transaction.

Planning is underway to resume work on the Boikgantsho Project technical program and studies.

1.2.4       Market Trends

Platinum prices have increased over the past three years, averaging US$900/oz in 2005, US$1145/oz in 2006, and US$1314/oz in 2007. Prices continued to increase in the first half of 2008, averaging US$1955/oz to the end of June, but have significantly decreased since mid July. The average price in the year to September 30 is US$1814/oz.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Palladium prices averaged approximately US$201/oz in 2005, US$323/oz in 2006 and US$358/oz in 2007. Palladium prices strengthened in the first half of 2008 as consumers considered substitution for platinum. The average price in the year to September 30, 2008 is US$408/oz.

Gold prices have been on an uptrend for several years. The gold price averaged US$445/oz in 2005, US$604/oz in 2006 and US$697/oz in 2007. The gold price continued on its uptrend in the first half of 2008, averaging US$910/oz to June 30. Prices have been more volatile but generally stronger than most other commodities since that time and have averaged US$897/oz to September 30, 2008.

Towards the end of October 2008, metal prices declined substantially with platinum at US$850/oz, palladium at US$200/oz and gold at US$750/oz.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3           Selected Annual Information –

	December 31	December 31	December 31
	2007	2006	2005

Current assets	$7,401,009	$13,177,004	$5,159,433
Mineral property interests	9,078,714	8,240,751	8,502,000
Other assets	473,640	411,167	174,163
Total assets	16,953,363	21,828,922	13,835,596

Current liabilities	2,412,908	1,034,144	378,997
Long term liabilities	9,806,636	11,818,677	–
Shareholders' equity	4,733,819	8,976,101	13,456,599
Total liabilities and shareholders' equity	$16,953,363	$21,828,922	$13,835,596

	Year ended	Year ended	Year ended
	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005
Expenses
Accretion on term loan	$112,459	$13,879	$–
Conference and travel	492,106	360,959	646,992
Consulting	177,809	154,578	965,720
Depreciation	24,009	30,862	48,503
Exploration	852,891	720,463	5,191,818
Foreign exchange	(588,115)	(34,817)	68,720
Gain on disposal of equipment	–	(41,291)	–
Interest expense	2,042,711	399,062	–
Interest income	(799,985)	(263,820)	(119,779)
Legal, accounting and audit	416,745	690,132	474,422
Office and administration	451,908	354,353	551,278
Salaries and benefits	2,016,689	1,511,874	1,659,465
Shareholders communications	258,882	289,824	260,155
Trust and filing	269,503	415,440	85,254
Subtotal	5,727,612	4,601,498	9,832,548
Stock based compensation	8,707,519	24,346	2,536,253
Future income tax recovery	(139,000)	(121,000)	(65,000)
Loss for the year	$14,296,131	$4,504,844	$12,303,801
Loss per share	$0.08	$0.03	$0.08

Weighted average number of common shares
outstanding (thousands)	168,378	148,220	148,107

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4           Summary of Quarterly Results

Expressed in thousands of dollars, except per-share amounts. Small differences are due to rounding.

	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
	2008	2008	2008	2007	2007	2007	2007	2006

Current assets	1,445	1,518	3,070	7,769	9,296	10,462	11,326	13,177
Mineral properties	9,053	9,127	9,237	9,079	9,078	8,333	8,399	8,241
Other assets	2,031	1,739	1,012	106	104	72	387	411
Total assets	12,529	12,384	13,319	16,954	18,478	18,867	20,112	21,829

Current liabilities	2,192	1,418	977	2,413	2,934	1,285	238	1,034
Long term liabilities	8,722	8,931	8,615	9,807	8,574	10,246	11,703	11,819
Shareholders’ equity	1,615	2,035	3,727	4,734	6,967	7,335	8,171	8,976
Total liabilities and	12,529	12,384	13,319	16,954	18,478	18,867	20,112	21,829
shareholders’ equity

Working Capital	(747)	101	2,093	5,356	6,362	9,177	11,088	12,143

Expenses

Exploration	30	70	58	773	22	49	33	152
Accretion on term loan	22	21	24	113	–	–	–	14
Conference and travel	128	188	53	341	29	19	103	218
Consulting	62	107	22	62	30	7	79	(147)
Foreign exchange loss (gain)	(278)	299	(911)	(69)	(192)	(65)	(262)	231
Interest on term loan	496	408	391	535	465	542	416	253
Interest expense (income)	(12)	15	(43)	(234)	(103)	(212)	(167)	(95)
Accounting, audit and legal	367	35	79	229	47	37	103	102
Gain on disposal of fixed asset	-	(6)	–	–	–	–	–	(19)
Office and administration	204	288	176	172	78	111	91	102
Salaries and benefits	796	690	1,016	566	488	634	330	394
Shareholder communications	63	54	45	66	60	74	58	112
Trust and filing	14	26	163	39	31	57	142	288
Subtotal	1,892	2,195	1,073	2,593	955	1,253	926	1,605

Stock-based compensation -
exploration	–	–	–	1,491	–	–	–	–

Stock-based compensation -
office and administration	78	5,111	122	7,216	–	–	1	–
Future income tax expense
(recovery)	(1)	–	(1)	(137)	–	(1)	(1)	(25)
Loss for the period	1,969	7,306	1,194	11,163	955	1,252	926	1,580

Basic and diluted loss per share	0.01	0.04	0.01	0.06	0.01	0.01	0.01	0.01

Weighted average number of
common shares outstanding	185,978	185,254	185,218	184,823	184,770	154,822	148,228	148,220

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5           Results of Operations

Three months ended September 30, 2008

The loss for the three months ended September 30, 2008 was $1,969,010 compared to a loss of, $954,924 for the three months ended September 30, 2007. This increased loss resulted from additional personnel costs of $307,953, increased office costs consisting mainly of rental cost, relating to the South African operations, and exploration expenditures increasing in the three months ended September 30, 2008 to $29,490 from $21,620 incurred for the same period of fiscal 2007. The exploration costs are related to preserving the prospecting rights, and meeting joint venture costs on Ga-Phasha as no costs have been incurred on exploration activities.

Legal, accounting and audit expenses for the period ended September 30, 2008 increased to $367,015 in comparison to $47,276 for the previous year mainly due to increased legal and advisory fees relating to the Lebowa Transaction and regulatory filing costs.

Office and administration costs for the three months ended September 30, 2008 amounted to $204,459 in comparison to $77,521 spent for the three months ended September 30, 2007. The increase is due to the Company using larger premises in South Africa in anticipation of the completion of the Lebowa Transaction. Conference and travel costs of $129,246 were incurred during the three months ended September 30, 2008 in comparison to the $29,004 incurred during for the same period of fiscal 2007 largely due to increased travel by management for attending the annual general meeting as well as travel relating to the Lebowa Transaction and increased conference expenses. Consulting costs for the three months ended September 30, 2008 increased to $62,490 as compared to $30,196 spent for the same period of fiscal 2007 largely due to tax related consulting expenses. Salaries and benefits amounted to $795,709 in the three months ended September 30, 2008 in comparison to $487,756 for the same period in the prior year due to the increase in number of staff at the South African office.

Trust and filing expenses for the three months ended September 30, 2008 were lower at $13,519 in comparison to $31,489 incurred for the three months ended September 30, 2007 primarily as a result of decreased expenses relating to the Company’s listing on the JSE Limited in South Africa incurred in the same period for fiscal 2007. The Company recorded interest expense of $495,104 for the three months ended September 30, 2008 in comparison to $470,628 incurred for the same period of fiscal 2007. The increased interest expense is mainly due to the change in rate as the prime overdraft rate increased to 15.5% during the quarter.

Interest income amounted to $12,002 for the three months ended September 30, 2008, in comparison to $134,151 for the same period of fiscal 2007 as a result of the depletion of cash balances.

Nine months ended September 30, 2008

The loss for the nine months ended September 30, 2008 was $10,467,683 compared to a loss of $3,132, 714 for the nine months ended September 30, 2007. This increased loss primarily resulted from additional personnel costs of $1,049,820, increased office costs, mainly rental of premises relating to the South African operations, and stock based compensation expenses of $5,311,104

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

which were partially offset by foreign exchange gains resulting from the weakening of the South African Rand.

Exploration expenditures increased in the nine months ended September 30, 2008 to $157,958 from $103,508 incurred for the same period of fiscal 2007. The cost is only related to preserving the prospecting rights and meeting joint venture costs on Ga-Phasha as no costs were incurred on exploration activities.

Legal, accounting and audit expenses for the period ended September 30, 2008 increased to $481,561 in comparison to $187,518 for the previous year mainly due to increased legal and advisory fees relating to the Lebowa Transaction.

Office and administration costs for the nine months ended September 30, 2008 amounted to $668,812 in comparison to $279,958 spent for the nine months ended September 30, 2007. The increase is due to the Company moving to larger premises in South Africa in anticipation of the completion of the Lebowa Transaction. Conference and travel costs of $370,384 were incurred during the nine months ended September 30, 2008 in comparison to the $151,280 incurred during for the same period of fiscal 2007 largely due to increased travel by management incurred for attending the annual general meeting as well as travel relating to the Lebowa Transaction and increased conference expenses.

Consulting costs for the nine months ended September 30, 2008 increased to $191,380 in comparison to $115,360 spent for the same period of fiscal 2007 largely due to tax related consulting expenses. Salaries and benefits amounted to $2,500,796 in the nine months ended September 30, 2008 in comparison to $1,450,976 for the same period in the prior year due to the increase in staff and the payment of performance bonuses relating to the Lebowa Transaction.

Trust and filing expenses for the nine months ended September 30, 2008 decreased to $202,698 in comparison to the $230,490 incurred for the nine months ended September 30, 2007 primarily as a result of decreased expenditure relating to the Company’s listing on the JSE Limited. Stock based compensation expenses increased to $5,311,104 for the nine months ended September 30, 2008, compared to $1,445 incurred for same period in fiscal 2007, largely as a result of stock option grants in June 2008.

The Company recorded interest expense of $1,401,597 for the nine months ended September 30, 2008 in comparison to $1,431,066 incurred for the same period of fiscal 2007. The increased cost resulting from the increase in the prime overdraft rate to 15.5% was offset by the strengthening of the Canadian dollar against the South African rand.

Interest income amounted to $147,561 for the nine months ended September 30, 2008, in comparison to $566,190 for the same period of fiscal 2007 as a result of lower cash balances.

The Company also recorded a foreign exchange gain of $891,742 for the nine months ended September 30, 2008 in comparison to a gain of $519,508 for the same period of fiscal 2007. The gain is due to the strengthening of the Canadian dollar against the South African Rand over the course of the nine months ended September 30, 2008. A significant amount of the Company’s liabilities are denominated in South African Rand.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6           Liquidity

At September 30, 2008, the Company had a working capital deficit of $746,540 compared to a positive working capital of $4,988,101 at September 30, 2007 inclusive of the current portion of the RPM loan. Working capital excluding the current portion of the RPM loan was a deficit of $434,959 compared to a positive working capital of $6,880,298. Payment of interest costs relating to the RPM loan has been deferred until April 2009.

The cash position at September 30, 2008 was approximately $1.2 million.

During the quarter, the Company had an inflow of $1.4 million resulting from the exercise of options. The Company's cash resources at September 30, 2008 are not adequate, for the Company to continue administrative and exploration operations at current levels through the end of 2008 and to complete the Lebowa Transaction. Consequently, the Company reached an agreement with Anglo Platinum in November, 2008 whereby Anglo Platinum has agreed to provide an additional ZAR 30 million to the Company by increasing the existing loan to the Company’s subsidiary, Plateau Resources from ZAR 70 million to ZAR 100 million and has also agreed to defer interest payments owing to April 2009.

In April 2008, Anooraq, through its wholly-owned subsidiary, Plateau, entered into the Lebowa Transaction. (refer to section 1.2.1 – Lebowa Transaction Funding)

The Company is currently undertaking various funding exercises to complete this transaction and is progressing towards completion.

The Company’s long term debt obligations are denominated in South African Rand. Long term debt obligations have been presented at an exchange rate of 1 Canadian dollar = ZAR 7.85, the closing rate in effect on September 30, 2008. Since then, the South African Rand has further weakened to 1 Canadian dollar = ZAR 9.03 by mid October 2008.

The Company has the following long-term contractual obligations:

Payments due by period
	Total	Less than	1 to 3 years	3-5 years	More than 5
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	13.37M	0.8m	12.59m	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

The Company has routine market-price leases on its office premises in Johannesburg, South Africa.

The Company had 186,640,007 common shares outstanding at September 30, 2008.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7           Capital Resources

Anooraq's sources of capital are primarily equity investment and debt.

The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development. There can be no assurance that Anooraq's future capital requirements can be met in the long term, or that adequate financing will be obtained on a timely basis or at all. Failure to obtain adequate financing will result in the Company not being able to complete its proposed Lebowa Transaction, significant delays in exploration programs and a substantial curtailment of operations.

The Company has no commitments for capital expenditures as of September 30, 2008.

1.8           Off-Balance Sheet Arrangements

None.

1.9           Transactions with Related Parties –

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is Anooraq. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. During the nine months ended September 30, 2008 HDSI billed Anooraq $955,152 as compared to $457,785 for the same period 2007 fiscal for such services and cost reimbursements.

During the period ended September 30, 2008, the Company paid or accrued $4,928 (nine months ended September 30, 2007 – $25,111) to CEC Engineering Ltd, a private company owned by a former director, for engineering and project management services at market rates.

1.10         Fourth Quarter

Not applicable.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11         Proposed Transactions

Refer to Lebowa Transaction discussion in 1.2 Overview

1.12         Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the consolidated financial statements for the year ended December 31, 2007 and changes to those policies are described in note 3 of the consolidated financial statements for the nine months ended September 30, 2008, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.13 The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of property, plant and equipment,
  restoration costs following completion of the mining activities, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13	Changes in Accounting Policies including Initial Adoption

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments and accounting changes. As required by the transitional provisions of these new standards, these new standards have been adopted with no restatement to prior period financial statements.

	(i)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to explore and develop its projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders’ equity and term loan, as well as its cash and equivalents, as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Since the Company is in the exploration stage, the Company may issue new shares through private placements or incur debt financing in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's cash resources at September 30, 2008 are sufficient for its present needs, specifically to continue administrative and exploration operations at current levels through to the end of 2008.

There were no changes to the Company’s approach to capital management during the nine months ended September 30, 2008. The Company is not subject to externally imposed capital requirements as at September 30, 2008.

	(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures previously required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The Company is exposed in varying degrees to a variety of financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk.

Credit Risk

Credit risk is the risk of potential loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, accounts receivable and due from related parties. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents, accounts receivable and due from related parties represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand. In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Interest Rate Risk

The Company has a financing agreement with Anglo Platinum whereby Anglo Platinum, through its wholly owned subsidiary Rustenburg, loaned an amount of ZAR 70 million (subsequently increased to ZAR 100 million) to Plateau, a subsidiary of the Company. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa, and is subject to interest rate change risk.

Commodity Price Risk

While the value of the Company's resource properties depend on the price of PGM and their outlook, the Company currently does not have any operating mines and hence, does not have any hedging or other commodity based price risks in respect of its operational activities. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of speculative hedging activities.

(iii) Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

(b)	Accounting Policies Not Yet Adopted

(iv) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

(iv)         Section 3064 – Goodwill and Intangibles

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements issued on or after January 1, 2009. Section 3064 is not expected to have a significant impact on the Company’s financial statement.

1.14         Financial Instruments and Other Instruments

Please refer to Section 1.13 above.

1.15         Other MD&A Requirements

Not applicable.

1.15.1      Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a venture issuer.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2      Disclosure of Outstanding Share Data

The following details the share capital structure as at November 13, 2008. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				186,640,007

Escrow Warrants (1)	December 31, 2008	$1.35		167,000,000

Share purchase options	December 17, 2010	$1.40	1,285,000
	July 1, 2010	$2.97	119,000
	October 15, 2012	$2.97	4,470,000
	October 15, 2012	$3.27	376,000
	June 25, 2013	$2.76	916,000
	June 30, 2013	$2.90	1,935,000	9,101,000

(1) Pursuant to the exercise of the BEE Warrants, the Company entered into an amending agreement (the “Amending Agreement”) with Pelawan to amend the exercise procedure of the Warrants to allow Pelawan to finance the exercise of the Warrants by way of a bridge loan from Rand Merchant Bank (“RMB”). Pursuant to the Amending Agreement, Pelawan has exercised the Warrants by depositing an escrowed amount equal to the aggregate exercise price for the Warrants ($225 million or ZAR 1.6 billion) into an interest bearing account with RMB, to be released pursuant to a deposit account agreement (the “Deposit Agreement”) between RMB, Pelawan Investments (Pty) Ltd and Anooraq upon the satisfaction of certain release conditions. The common shares underlying the Warrants will be issued to Pelawan upon receipt by the Company of the exercise price per common share, plus the interest accrued thereon up to the date

Should the common shares underlying the Warrants be issued in full, Pelawan’s resulting shareholding in Anooraq will increase to approximately 81% of the current issued and outstanding common shares of the Company. The Company intends to use the proceeds of the BEE Warrants exercise, when received, as partial funding for the proposed acquisition of 51% of Lebowa from Anglo Platinum (note 10). Should the release conditions not be satisfied and there is no close, the warrant exercise is void and Anooraq will not receive the proceeds of the exercise of the BEE Warrants and the BEE warrants will continue to exist in accordance with their terms until expiry or in accordance with the terms of the warrants.

ANOORAQ RESOURCES CORPORATION
NINE MONTHS ENDED SEPTEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3      Internal Controls over Financial Reporting Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting during the nine months ended September 30, 2008 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

1.15.4       Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the nine months ended September 30, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its last evaluation.